Suite 400 - 570 Granville Street Vancouver, BC V6C 3P1 Canada Telephone: (604) 689-1022 Facsimile: (604) 681-4760 www.macdonaldtuskey.com	CORPORATE AND SECURITIES LAWYERS

Reply Attention of                                William L. Macdonald

Direct Tel.                                               604.648-1670

EMail Address                                      wmacdonald@wlmlaw.ca

Our File No.                                           12016-001

October 15, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Jay Ingram
Legal Branch Chief

Dear Sirs:

Re: Pacific Green Technologies Inc. (the “Company”) Amendment No. 2 to Registration Statement on Form 10 Filed September 21, 2012 File No. 000-54756

We are the solicitors for the Company.  We refer to your letter of October 2, 2012 addressed to the Company with your comments on the Company's Amendment No. 2 to Registration Statement on Form 10, filed September 21, 2012.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Description of Business, page 4

Emerging Growth Company, page 12

1.
Comment:  We note your disclosure that you have irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jumpstart of Business Startups Act.  However, your disclosure on page 22 states that you are choosing to take advantage of the extended transition period.  Please reconcile your disclosure.

Response: The inconsistent JOBS Act disclosure has been revised and reconciled.

Liquidity and Financial Condition, page 24

2.
Comment: We have read your response and revision related to comment nine in our letter dated September 6, 2012.  It would appear that your $6,000 monthly operating expenses inappropriately excludes the $20,000 monthly consulting fees owed to Sichel.  Please revise your disclosure to quantify your current operating expenses you are actually incurring on a monthly basis, regardless of your ability to pay.  We also note your disclosure on page F-29 that Sichel has the option to elect to be paid 5,000 common shares if you are unable to pay the required $20,000 per month.  Please clarify in your filing whether Sichel has ever elected this option.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

CORPORATE AND SECURITIES LAWYERS

Response: The monthly operating expense disclosure has been revised as requested.

Directors and Executive Officers, page 30

3.
Comment: We note your revisions in response to comment seven of our letter dated September 6, 2012.  However, the disclosure regarding Mr. Starkham's business experience during the last five years remains unclear.  For example, you have not provided the dates of Mr. Starkham's employment at Health Advance, or the title of his position at the company.  In addition, please clearly disclose the relationship between Pay By the Day Company and Tucana Lithium.

Response: Additional revisions have been made to Mr. Starkman's biography.

Certain Relationships and Related Transactions, and Director Independence, page 34

4.
Comment: We have read your response and revision related to comment 10 in our letter dated September 6, 2012.  Please revise the information in Item 7 to be as of June 30, 2012.  We note from the disclosure on page 34 that you paid consulting fees of $37,238 to Mr. Kelly for the three month period ended June 30, 2012.  However, on page 23 you state that consulting fees of $61,542 "were comprised primarily of fees paid to Joseph Kelly". Please reconcile or clarify.

Response: Additional detail has been provided in the MD&A in regards to the consulting fees paid, to reconcile and clarify the disclosure.

June 30, 2012 Financial Statements

6. Related Party Transaction, page F-39

5.
Comment: You state that "As at June 30, 2012, there were due to related parties of $735,964 (March 31, 2012 - $127,968) from holding company and shareholders of the Company for operating expenses.  This loan is unsecured, non-interest-bearing and due on demand."  Please revise to explain the makeup of material amounts within the $735,964, and to whom such amounts are owed.  Clarify whether cash was actually loaned, and if so, where the loan is included in the statement of cash flows. If not, disclose the consideration received.

Response: The make up of material amounts within the $735,964 is as follows:  $190,367 owed to PGG Limited and $535,296 owed to Sichel Inc.  The portion of cash actually loaned are already disclosed and included in the statement of cash flows.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/William L. Macdonald

                                                                                                            William L. Macdonald

WLM/sk

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.